April 30, 2008

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attn:	Karen Garnett
Stacie Gorman

Re:	Review of the 2008 Form S-1 Registration Statement (as amended, the “2008 Registration Statement”) of American Bar Association Members/State Street Collective Trust (Registration No. 333-149594)

Ladies and Gentlemen:

On behalf of the American Bar Association Members/State Street Collective Trust (the “Collective Trust”), a collective trust for which State Street Bank and Trust Company of New Hampshire, a New Hampshire trust company (“State Street”) and a wholly owned subsidiary of State Street Bank and Trust Company, a Massachusetts trust company (“State Street Bank”), serves as trustee, and in connection with the proposed registration under the Securities Act of 1933, as amended (the “1933 Act”), of additional Units of beneficial interest in the Collective Trust, the Collective Trust transmits for filing Amendment No. 3 to the 2008 Registration Statement on Form S-1 (“Amendment No. 3”) relating to the offering of such Units, together with each exhibit filed therewith. Amendment No. 3 has been marked to show changes from Amendment No. 2 to the 2008 Registration Statement as filed on April 24, 2008.

Set forth below are the Collective Trust’s responses to the comments of the staff contained in the letter dated April 29, 2008 addressed to Nancy E. Grady, President of State Street. For your convenience, each of the Collective Trust’s responses is set forth below, together with the corresponding comment of the staff. Page numbers and other similar references used in the staff’s comments below refer to Amendment No. 2 to the 2008 Registration Statement as filed on April 24, 2008.

With respect to the staff’s comments contained in its letter dated April 29, 2008, the Collective Trust respectfully responds to the staff’s comments as follows:

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

April 30, 2008

Registration Statement Facing Page

Staff Comment No. 1:

We note that you have checked the box indicating that you are a large accelerated filer. Please be advised that you do not meet the definition of large accelerated filer because there is no public market for your securities. Instead, it appears that you are non-accelerated filer.

Collective Trust Response:

The requested change has been made in Amendment No. 3.

Risk Factors, page 24

Staff Comment No. 2:

Please add a risk factor to address the ability of creditors and investors of one Fund to reach assets of the other Funds in making claims against the Trust or an individual Fund. Additionally, please disclose in this risk factor that New Hampshire does not have a statutory provision providing bankruptcy remote status for different series of a trust.

Collective Trust Response:

The Collective Trust has provided the requested disclosure in Amendment No. 3.

Description of Investment Options, page 25

Staff Comment No. 3:

Please revise to clearly state, if true, that an investment in any one of the Funds or Retirement Date Funds does not represent an interest in any other individual Funds or Retirement Date Funds or an interest in the Trust assets as a whole. In addition, please describe the limitations on cross-liability among the funds. Also, describe any actions that you have taken, in the absence of a statutory provision to support this structure, that will help protect the assets of any one fund from cross-liability, such as contractual agreements.

Collective Trust Response:

The Collective Trust has provided the requested disclosure in Amendment No. 3.

Securities and Exchange Commission

April 30, 2008

If the staff wishes to discuss this filing, please call either Dennis V. Osimitz at (312) 853-7748, Andrew Shaw at (312) 853-7324 or me at (312) 853-7696.

We very much appreciate your prompt attention to this filing.

Very truly yours,

/s/ Luke Valentino
Luke Valentino